Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of the Hawaiian
Tax-Free Trust (the 'Trust') was held on September
19, 2007. The holders of shares representing 75% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Dollar Amount of  Votes:

	Trustee			For			Withheld

Thomas W. Courtney	$502,926,182		$ 6,695,496
Diana P. Herrmann		$508,802,050		$ 7,819,629
Stanley W. Hong		$508,559,389		$ 7,062,290
Theodore T. Mason		$508,272,081		$ 7,349,597
Russell K. Okata		$504,867,527		$10,754,141
Douglas Philpotts		$507,510,906		$ 8,110,772
Oswald K. Stender		$506,976,257		$ 8,645,421



2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.

Dollar Amount of  Votes:

		For			Against		Abstain

		$507,100,078	$1,649,329		$6,872,260